                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             DECORA INDUSTRIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    243593100
                                 (CUSIP Number)

                                Mr. Glenn Krevlin
                              Cumberland Associates
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 536-9700
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)


                                 October 1, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No. 243593100

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        a[ ]
                                                        b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                           7.  SOLE VOTING POWER

                                 2,035,500

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                       634,000
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                         2,035,500
   WITH
                          10.  SHARED DISPOSITIVE POWER

                                   634,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,669,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.3%

14.  TYPE OF REPORTING PERSON*
                  PN, IA

Item 1.  Security and Issuer.

                  This Amendment No. 1, which is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), amends the Schedule 13D, filed June 20, 1995 (the "Schedule 13D"), of Cumberland Associates, a New York limited partnership, and relates to the Common Stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Decora Industries, Inc. (the "Company"), which has its principal executive offices at One Mill Street, Fort Edward, New York 12828. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.

Item 2. Identity and Background.

                  Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  This statement is being filed by Cumberland Associates. Cumberland Associates is a limited partnership organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, eleven securities accounts, the principal one of which is Cumberland Partners. The address of the principal business and office of Cumberland Associates is 1114 Avenue of the Americas, New York, New York 10036.

                  K. Tucker Andersen, Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the general partners (the "General Partners") of Cumberland Associates. The business address of each of the General Partners is the same as that of Cumberland Associates. Each of the General Partners is a citizen of the United States.

                  Neither Cumberland Associates nor any of the General Partners have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  As of the date hereof, Cumberland Associates held and beneficially owned 2,669,500 shares of Common Stock. The aggregate purchase price of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners, LongView B and the other managed accounts was

$4,175,913. Of this amount, Cumberland Associates invested approximately $2,197,275 on behalf of Cumberland Partners, $714,786 on behalf of LongView Partners, $135,600 on behalf of LongView B and $1,128,252 on behalf of seven of Cumberland Associates' other account holders. The source of funds for the purchase of all such Common Stock of Cumberland Associates was a combination of investment capital contributed by Cumberland Partners, LongView Partners, LongView B and the seven other managed accounts and margin borrowings through the margin accounts of the account holders maintained with Morgan Stanley & Co. Incorporated.

                  By virtue of Rule 13d-3 under the Exchange Act, each of the General Partners may be deemed the beneficial owner of all of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners, LongView B and the other managed accounts, and therefore each General Partner may be deemed to have invested the aggregate amount of funds noted above. None of the General Partners has independently invested any of his or her funds for the purpose of purchasing the Common Stock.

 Item 5. Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  As of the date hereof, Cumberland Associates beneficially owned 2,669,5001 shares of Common Stock representing 7.3%2 of the Common Stock deemed outstanding on the date hereof.

                  Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates within the period beginning 60 days prior to October 1, 1997 through the date of this filing.

                  In addition, each of the General Partners may, by virtue of his position as general partner of Cumberland Associates, be deemed, pursuant to Rule 13d-3 under the Act, to own beneficially the Common Stock of which Cumberland Associates would possess beneficial ownership. Other than in their respective capacities as general partners of Cumberland Associates, none of the General Partners is the beneficial owner of any Common Stock.


-----------------------
(1) As to 2,035,500 Shares of which, there is sole voting power and sole power to dispose or to direct the disposition of such Shares; as to 634,000 Shares of which, there is shared voting power and shared power to dispose or to direct the disposition of such Shares because the seven other account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their discretionary accounts within a period of 60 days.

(2) Based on the sum of (i) 35,719,390 shares of Common Stock outstanding, as indicated in the Company's Form 10-Q for the quarter ended June 30, 1997 and (ii) the 937,500 shares of Common Stock acquired by Cumberland Associates on October 1, 1997.

                  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  Pursuant to management agreements with all of its accounts except Cumberland Partners, LongView Partners and LongView B, Cumberland Associates receives (i) an annual management fee from some of its account holders and (ii) an incentive fee from all of its account holders based, in the case of some of the account holders, on the net appreciation during the preceding fiscal or calendar year in the value of the securities in the account and, in the case of other account holders, on the account's taxable income during the preceding fiscal or calendar year. In the case of the accounts of Cumberland Partners, LongView Partners and LongView B, Cumberland Associates receives an annual management fee from each such account holders which does not include an incentive fee.

                  Except as otherwise set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the undersigned, the General Partners and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                  Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  Exhibit 1. Purchaser's Certificate, dated as of September 30, 1997, between Cumberland Associates (on behalf of Cumberland Partners) and the Company.

                  Exhibit 2. Purchaser's Certificate, dated as of September 30, 1997, between Cumberland Associates (on behalf of LongView B) and the Company.

                  Exhibit 3. Purchaser's Certificate, dated as of September 30, 1997, between Cumberland Associates (on behalf of Edwin L. Cox) and the Company.

                  Exhibit 4. Purchaser's Certificate, dated as of September 30, 1997, between Cumberland Associates (on behalf of Ralco, Inc.) and the Company.

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    October 8, 1997

                                            CUMBERLAND ASSOCIATES


                                            By: /s/ Glenn Krevlin
                                                Glenn Krevlin
                                                General Partner

                                   APPENDIX A*

1.       TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES

     DATE OF             NO. OF UNITS      NO. OF UNITS     PRICE PER
   TRANSACTION            PURCHASED            SOLD           UNIT
   -----------           ------------      ------------     ---------
    10/1/97                685,000                            $.80
    10/1/97                169,500                            $.80
    10/1/97                 46,000                            $.80
    10/1/97                 37,000                            $.80


-----------------
* Each of the transactions set forth in this Appendix was a privately negotiated purchase of Common Stock from the Company pursuant to the Purchaser's Certificates set forth on Exhibits 1, 2, 3 and 4 hereto.

                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------

1 Purchaser's Certificate, dated as of September 30, 1997, between Cumberland Associates (on behalf of Cumberland Partners) and the Company.

2 Purchaser's Certificate, dated as of September 30, 1997, between Cumberland Associates (on behalf of LongView B) and the Company.

3 Purchaser's Certificate, dated as of September 30, 1997, between Cumberland Associates (on behalf of Edwin L. Cox) and the
                 Company.

4                Purchaser's Certificate, dated as of September 30,
                 1997, between Cumberland Associates (on behalf of Ralco, Inc.) and the Company.